ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

January 16, 2008

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX AND MONETA COMMENCE JOINT VENTURE WINTER DRILLING AT MICHAUD GOLD PROPERTY, ONTARIO

Acrex Ventures and Moneta Porcupine Mines are pleased to announce that a winter drilling program has begun to better define the “55” Zone on the Michaud Gold Property in Ontario. Drill holes are being laid out to generate additional data points and complete sections within the zone facilitating the completion of a resource estimate to NI 43-101 standards.  A minimum of 2000m of diamond drilling has been allocated.

Previous drilling returned such notable intersections as in MA-04-25 (12.76 g/t Au over 4.30m within 11.50m of 5.86 g/t Au),  MA-02-06 (4.81 g/t Au over 12.0m within 7.54 g/t Au over 6.50m).  More recently MA-05-30 returned an intercept of 8.99 g/t Au over 4.50m within a 7.40m alteration zone averaging 5.81 g/t gold.

The “55 Zone” is hosted by altered Timiskaming greywackes and sandstones along the ultramafic/ Timiskaming sedimentary contact and on strike with Moneta’s Southwest Zone (624,500 oz.; historical Barrick gold resource) to the east-northeast.  To date only 18 drill holes have been completed in the “55 Zone” (Michaud JV: 6, Acrex: 7,  Barrick: 5) with significant gold mineralized intervals reported previously.

This drilling is subject to the Moneta-Acrex Ventures Ltd. (50/50) joint venture. The program is managed by Moneta with R.Skeries, P.Geo., as the "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

  “T.J. Malcolm Powell”

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.